
09055425

SEC[illegible] [illegible]ISSION



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45459

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Strategies, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

362 North Main Street
(No. and Street)

Huron (City) | Ohio (State) | 44839 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garry N. Savage, Sr. | 419-433-5291 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 (Address) | Westlake (City) | Ohio (State) | 44145 (Zip Code)

SEC Mail Processing Section
FEB 23 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Garry N. Savage, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Strategies, Inc., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

TAMILA J. DARLING
Notary Public, State of Ohio
My Commission Expires 2/13/10

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET STRATEGIES, INC.

DECEMBER 31, 2008

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT 2

STATEMENT OF FINANCIAL CONDITION
December 31, 2008 3

STATEMENT OF INCOME
Year ended December 31, 2008 4

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Year ended December 31, 2008 5

STATEMENT OF CASH FLOWS
Year ended December 31, 2008 6

NOTES TO THE FINANCIAL STATEMENTS .... 7 - 10

SUPPLEMENTAL INFORMATION .... 11 - 13

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) .... 14 - 15


Cohen
Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER
WALL STREET STRATEGIES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Wall Street Strategies, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Strategies, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services

February 16, 2009
Westlake, Ohio


an independent member of
BAKER TILLY
INTERNATIONAL


sqif
Service
Quality
Innovation
and Fun

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

CASH		$ 30,065
MARKETABLE SECURITY OWNED – AT MARKET VALUE		11,391
COMMISSIONS RECEIVABLE		3,693
		$ 45,149

LIABILITIES

COMMISSIONS PAYABLE		$ 3,401
COMMITMENT		

SHAREHOLDER'S EQUITY

COMMON STOCK No par value, 750 shares authorized and outstanding	$ 23,280	
ADDITIONAL PAID-IN CAPITAL	220,196	
DEFICIT	(201,728)	41,748
		$ 45,149

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2008

REVENUE	
Commissions	$ 577,947
Interest income	560
	578,507
EXPENSES	
Commissions	535,571
Professional fees	17,811
Other	3,853
	557,235
NET INCOME	$ 21,272

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	DEFICIT	TOTAL
BALANCE – JANUARY 1, 2008	$ 23,280	$ 220,196	$ (223,000)	$ 20,476
NET INCOME			21,272	21,272
BALANCE – DECEMBER 31, 2008	$ 23,280	$ 220,196	$ (201,728)	$ 41,748

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 21,272
Adjustments to reconcile net income to net cash caused by changes in operating activities	
Commissions receivable	22,613
Marketable security owned	(558)
Accounts payable – Trade	(300)
Commissions payable	(37,315)
Net cash provided from operating activities	5,712
NET INCREASE IN CASH	5,712
CASH – BEGINNING OF YEAR	24,353
CASH – END OF YEAR	$ 30,065

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Wall Street Strategies, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), and the states of Ohio, California, and Florida, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in agency transactions and investment advisory services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commissions

Commission income, commission expense, and related clearing expenses are recorded on a settlement date basis which approximates trade date.

Cash

At times during the year, the Company's cash account may exceed the related amount of federal deposit insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant risk.

Marketable Security Owned

Marketable security owned consists of a trading security as defined by Statement of Financial Accounting Standards (SFAS) No. 115. In accordance with SFAS 115, this security is reported at market value with the change in unrealized gain or loss reported in operations in the year in which it occurs.

At December 31, 2008, marketable security owned consists of a 3.19% certificate of deposit with a maturity date of June 2009. There was $558 of interest earned during 2008.

Receivables and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms requiring payments within 30 days from the end of the month in which the commission was earned. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days.

Management individually reviews all receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. In the opinion of management, at December 31, 2008, all receivables were considered collectible and no allowance was necessary.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance when it concludes that it is more likely than not that the deferred tax assets will not be realized.

3. RELATED PARTY TRANSACTION

The Company entered into an annual expense sharing agreement with an affiliate, whereby the affiliate will assume costs related to the use of facilities and copying services for the benefit of the Company. Management believes these amounts to be immaterial to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

4. FEDERAL INCOME TAXES

The Company has available approximately $197,300 of unused operating loss carryforwards that may be applied against future taxable income and that expire between 2019 and 2026. At December 31, 2008, deferred income taxes consisted of the following:

Deferred tax asset	$ 49,300
Valuation allowance	(49,300)
	$ --

The valuation allowance decreased $5,300 in 2008.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, that requires the tax effects of certain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained under examination. In accordance with FASB FSP FIN 48-3, the Company has elected to defer the adoption of FIN 48 until 2009. The Company presently recognizes tax assets and liabilities when the related tax position is taken on the tax return. At adoption of FIN 48, the financial statements must be adjusted to reflect only those tax positions that are more likely than not of being sustained. Management of the Company is currently evaluating the impact that FIN 48 will have on the financial statements.

5. ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

The Company adopted FASB Statement of Financial Accounting Standards No. 157, *Fair Value Measurement*, (FAS 157) effective January 1, 2008. FAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements in financial statements.

The various inputs that may be used to determine the fair value of the Company's assets are summarized in three broad levels:

Level 1	Quoted prices in active markets for identical securities
Level 2	Other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)
Level 3	Significant unobservable inputs (including the Company's own assumptions used to determine value)

Generally, the Company utilizes quoted market prices, and other relevant information generated by market transactions, to measure fair value when available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques. In certain cases, the Company may be required to make judgments about assumptions that market participants would use in estimating the fair value of financial instruments (Level 3 valuations).

NOTES TO THE FINANCIAL STATEMENTS

5. ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS (Continued)

Assets measured at fair value are comprised of the following at December 31, 2008:

Description	Level 1	Level 2	Level 3
Trading securities	$ -	$ 11,391	$ -

The Company did not hold any Level 3 assets during the year.

6. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rules 15c3-1(a)(1) and 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $39,148, which was $34,148 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2008, the ratio was .09 to 1.

7. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2008

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

NET CAPITAL	
Total shareholder's equity from statement of financial condition	$ 41,748
Less: Non-allowable assets – CRD deposit	100
Less: Unsecured receivables	2,500
NET CAPITAL	$ 39,148
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 3,401
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS	$ 227
MINIMUM REQUIRED NET CAPITAL	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$ 34,148
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.09 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2008, filed with the Securities and Exchange Commission and the amount included in the above calculation is not required as there are no audit adjustments.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(1) of the Rule.





Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

440.835.8500
440.835.1093 *fax*

www.cohenfund.com

SHAREHOLDER
WALL STREET STRATEGIES, INC.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements and supplemental schedules of Wall Street Strategies, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


an independent member of
BAKER TILLY
INTERNATIONAL


Service
Quality
Innovation
and Fun

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Fund Audit Services

February 16, 2009
Westlake, Ohio

focused.
experienced.
responsive.

WALL STREET STRATEGIES, INC.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008


Cohen
Fund Audit Services